SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Quality Dining, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

74756P 10 5

(CUSIP Number)

William Roy Schonsheck, 9024 Thornbury Lane, Las Vegas Nevada 89134, (702) 243-0521

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2002

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240-13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 74756P 10 5	Page 2 of 7 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

William Roy Schonsheck

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) (b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

OO; PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

		7.	SOLE VOTING POWER

	NUMBER OF		543,234 shares

SHARES
	BENEFICIALLY	8.	SHARED VOTING POWER

	OWNED BY		0 shares

EACH
	REPORTING	9.	SOLE DISPOSITIVE POWER

	PERSON		543,234 shares

WITH
		10.	SHARED DISPOSITIVE POWER

0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

543,234 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.69%

14.	TYPE OF REPORTING PERSON (See Instructions)

IN

SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. 74756P 10 5	Page 3 of 7 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Nanette Marie Schonsheck

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) (b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

		7.	SOLE VOTING POWER

	NUMBER OF		39,500 shares

SHARES
	BENEFICIALLY	8.	SHARED VOTING POWER

	OWNED BY		0 shares

EACH
	REPORTING	9.	SOLE DISPOSITIVE POWER

	PERSON		39,500 shares

WITH
		10.	SHARED DISPOSITIVE POWER

0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,500 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.34%

14.	TYPE OF REPORTING PERSON (See Instructions)

IN

SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.     SECURITY AND ISSUER

         This Schedule 13D (“Schedule 13D”) relates to the common stock, no par value, of Quality Dining, Inc, an Indiana corporation (“QDIN”). The principal offices of QDIN are located at 4220 Edison Lakes Parkway, Mishawaka, Indiana 46545. The Reporting Persons (as defined in Item 2 below are filing this Schedule 13D to report their beneficial ownership of more than five percent (5%) of the outstanding shares of QDIN common stock as of January 30, 2002.

ITEM 2.     IDENTITY AND BACKGROUND

         (a)         Name. This Schedule 13D is being filed by William Roy Schonsheck and Nanette Marie Schonsheck, who are husband and wife (collectively, the “Reporting Persons”).

         (b)         Address. The address for the Reporting Persons is 9024 Thornbury Lane, Las Vegas Nevada 89134.

         (c)         Principal Occupation or Employment. Mr. Schonsheck currently owns and operates a business that is unrelated to the operations of QDIN. Mrs. Schonsheck is the spouse of Mr. Schonsheck and is not employed. Previously, Mr. Schonsheck worked as an independent consultant for QDIN from August 1999 to August 2001, served as a director of QDIN from 1996 to 1998 and was employed by QDIN from August 1995 to August 1999. Since August 2001, Mr. Schonsheck has had no affiliation with QDIN other than as a passive investor.

         (d-e)     Criminal and Civil Proceedings. During the last five years, none of the Reporting Persons have been: (i) convicted in a criminal proceeding (excluding traffic violations of similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)         Citizenship. The Reporting Persons are both citizens of the United States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         With the exception of 317,284 shares of QDIN common stock, all purchases of QDIN common stock were made through open market transactions by the Reporting Persons with the funds for such purchases from the respective cash on-hand of the Reporting Persons. Of the aforementioned 317,284 shares of QDIN common stock, 316,832 shares of QDIN common stock were issued to Mr. Schonsheck by QDIN with respect to the acquisition by QDIN of certain property held by Mr. Schonsheck in August 1995 and the remaining 452 shares of QDIN common stock were issued to Mr. Schonsheck by QDIN in August 1996 in conjunction with a restructuring of QDIN.

         Apart from the 317,284 shares of QDIN common stock issued by QDIN to Mr. Schonsheck, the balance of 265,450 shares have been purchased by the Reporting Persons through the open market with the use of personal funds from 1997 to the present. The aggregate purchase price for the shares of QDIN common stock purchased on the open market by the Reporting Persons was approximately $750,000.

         Further information regarding the amount of funds is set forth in Item 5, “Interest in Securities of the Issuer.”

ITEM 4.     PURPOSE OF TRANSACTION

         The Reporting Persons have acquired their respective shares of QDIN common stock for investment purposes only. None of the Reporting Persons has any plans or proposals which relate to or would result in the types of transactions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons intend to review, on a continuing basis, their investment in QDIN, including QDIN’s business, financial condition and operating results and general market and industry conditions and, based upon such review, may acquire additional shares of QDIN common stock or dispose of shares of QDIN common stock, in the open market, in privately negotiated transactions or otherwise.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

         Since August 1995, the Reporting Persons have acquired 582,734 shares of QDIN common stock through a series of issuances from QDIN and purchases of QDIN common stock on the open market.

         (a-b)     Aggregate Beneficial Ownership.

	MR. SCHONSHECK		MRS. SCHONSHECK		TOTAL

	SHARES	%	SHARES	%	SHARES	%

Sole Voting Power	543,534	4.69%	39,500	0.34%	582,734	5.03%

Shared Voting Power	0	0.00%	0	0.00%	0	0.00%

Sole Dispositive Power	543,534	4.69%	39,500	0.34%	582,734	5.03%

Shared Dispositive Power	0	0.00%	0	0.00%	0	0.00%

Total Beneficial Ownership	543,534	4.69%	39,500	0.34%	582,734	5.03%

         These percentages reflect the percentage share ownership with respect to 11,590,151 shares, the number of shares of QDIN common stock outstanding as of September 17, 2001, as reported by QDIN in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on September 18, 2001.

         (c)         Recent Transactions. During the last sixty (60) days, the Reporting Persons have purchased 79,600 shares of QDIN common stock as set forth in the following table:

			TOTAL PURCHASE
DATE	SHARES	PRICE PER SHARE	PRICE

December 7, 2001	1,000	$2.00	$2,000.00

December 7, 2001	1,000	$2.05	$2,050.00

December 7, 2001	100	$1.92	$192.00

December 11, 2001	4,600	$2.00	$9,200.00

December 12, 2001	1,400	$2.00	$2,800.00

December 18, 2001	4,000	$2.00	$8,000.00

December 20, 2001	3,700	$2.00	$7,400.00

January 8, 2002	3,000	$2.20	$6,600.00

January 8, 2002	1,500	$2.22	$3,330.00

January 8, 2002	500	$2.23	$1,115.00

January 9, 2002	1,900	$2.20	$4,180.00

January 9, 2002	3,100	$2.23	$6,913.00

January 10, 2002	2,500	$2.17	$5,425.00

January 10, 2002	2,400	$2.18	$5,232.00

			TOTAL PURCHASE
DATE	SHARES	PRICE PER SHARE	PRICE

January 10, 2002	1,000	$2.20	$2,200.00

January 11, 2002	5,000	$2.23	$11,150.00

January 14, 2002	500	$2.20	$1,100.00

January 14, 2002	1,500	$2.23	$3,345.00

January 14, 2002	1,600	$2.24	$3,584.00

January 14, 2002	100	$2.25	$225.00

January 15, 2002	800	$2.25	$1,800.00

January 16, 2002	1,100	$2.20	$2,420.00

January 16, 2002	3,500	$2.23	$7,805.00

January 16, 2002	2,500	$2.25	$5,625.00

January 17, 2002	2,000	$2.26	$4,520.00

January 17, 2002	1,200	$2.26	$2,712.00

January 17, 2002	1,800	$2.29	$4,122.00

January 18, 2002	3,100	$2.29	$7,099.00

January 18, 2002	1,900	$2.30	$4,370.00

January 18, 2002	200	$2.29	$458.00

January 18, 2002	4,400	$2.30	$10,120.00

January 18, 2002	400	$2.34	$936.00

January 22, 2002	5,000	$2.25	$11,250.00

January 22, 2002	300	$2.20	$660.00

January 24, 2002	4,200	$2.30	$9,660.00

January 25, 2002	1,800	$2.30	$4,140.00

January 30, 2002	5,000	$2.30	$11,500.00

Total	79,600		$175,238.00

         (d)         Not applicable.

         (e)         Not applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not applicable.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2002	/s/ William Roy Schonsheck

William Roy Schonsheck

Dated: January 31, 2002	/s/ Nanette Marie Schonsheck

Nanette Marie Schonsheck